Exhibit 99.1

ICON Reports Third Quarter 2023 Results

Highlights

  Net business wins in the quarter of $2,581 million; a net book to bill of 1.26 or 1.22 on a trailing twelve month basis and an increase of 10% on quarter three 2022.
  Closing backlog of $22.2 billion, an increase of 2.6% on quarter two 2023 and an increase of 10.0% on quarter three 2022.
  Quarter three revenue of $2,055.1 million representing an increase of 5.8% on prior year revenue. YTD revenue of $6,053.9 million representing a year on year increase of 4.8%.
  Quarter three adjusted EBITDA of $432.5 million or 21.0% of revenue, an increase of 13.9% on quarter three 2022. YTD adjusted EBITDA of $1,245.9 million or 20.6% of revenue, representing a year on year increase of 16.0%.
  GAAP net income attributable to the Group for the quarter of $163.7 million or $1.97 per diluted share. YTD GAAP net income of $395.9 million or $4.79 per diluted share.
  Quarter three adjusted net income attributable to the Group was $273.9 million or $3.30 per diluted share, an increase of 10.0% on quarter three 2022 adjusted earnings per share. Year to date adjusted net income attributable to the Group of $770.7 million or $9.31 per diluted share, an increase of 8.0% on the prior year adjusted earnings per share.
  Days sales outstanding decreased from 52 days at June 30, 2023 to 49 days at September 30, 2023.
  $300.0 million repayment made on Term Loan B debt. Net debt balance of $3.7 billion with net debt to adjusted EBITDA ratio of 2.3x.
  In October 2023, ICON acquired Philips Pharma Solutions, a leading provider of medical imaging and cardiac safety monitoring services.
  In October 2023, S&P Global Ratings upgraded ICON to an investment grade credit rating.
  Re-affirming full-year 2023 financial guidance of revenue of $8,070 - $8,210 million, representing a year over year increase of 4.3 to 6.1%, and adjusted earnings per share* in the range of $12.63 - $12.91, representing a year over year increase of 7.5 to 9.9%. Adjusted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange and transaction-related / integrated-related adjustments.

DUBLIN--(BUSINESS WIRE)--October 25, 2023--ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the third quarter ended September 30, 2023.

CEO, Dr. Steve Cutler commented, “ICON delivered impressive results in the third quarter, with revenue growth of 6% year over year, as well as double digit adjusted EBITDA and adjusted earnings per share growth of 14% and 10%, respectively, over quarter three 2022. Our net book to bill improved to 1.26x in the quarter, reflective of the healthy demand for our market-leading offering across the customer segments we serve. We remain well positioned as a critical partner with new and existing customers to play a long-term role in accelerating their development portfolios.”

Third Quarter 2023 Results

Gross business wins in the third quarter were $3,055 million and cancellations were $474 million. This resulted in net business wins of $2,581 million and a book to bill of 1.26.

Revenue for the third quarter was $2,055.1 million. This represents an increase of 5.8% on prior year revenue or 4.8% on a constant currency organic basis.

GAAP net income attributable to the Group was $163.7 million resulting in $1.97 diluted earnings per share in quarter three 2023 compared to $1.94 diluted earnings per share in quarter three 2022. Adjusted net income attributable to the Group for the quarter was $273.9 million resulting in an adjusted diluted earnings per share of $3.30 compared to $3.00 per share for the third quarter 2022.

Adjusted EBITDA for the third quarter was $432.5 million or 21.0% of revenue, a year-on-year increase of 13.9%.

The effective tax rate on adjusted net income in quarter three was 15.2%.

Cash generated from operating activities for the quarter was $341.5 million. During the quarter $29.1 million was spent on capital expenditure. At September 30, 2023, the Group had cash and cash equivalents of $313.1 million, compared to cash and cash equivalents of $270.2 million at June 30, 2023 and $609.2 million at September 30, 2022. $75 million of the revolving credit facility was drawn down in the quarter and $50 million was repaid. Additionally, $300.0 million of Term Loan B payments were made during the quarter resulting in a net indebtedness of $3.7 billion at September 30, 2023.

Year to date 2023 Results

Gross business wins year to date were $8,773 million and cancellations were $1,358 million. This resulted in net business wins of $7,415 million and a book to bill of 1.22.

Year to date revenue was $6,053.9 million. This represents a year on year increase of 4.8% on a reported and on a constant currency basis.

GAAP net income attributable to the Group year to date was $395.9 million resulting in $4.79 diluted earnings per share. Adjusted net income attributable to the Group was $770.7 million resulting in an adjusted diluted earnings per share of $9.31 compared to $8.62 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $1,245.9 million or 20.6% of revenue, a year on year increase of 16.0%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on October 26, 2023 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2023 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the Company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 106 locations in 53 countries as at September 30, 2023. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands except share and per share data)

Revenue	$ 2,055,099	$ 1,942,427	$ 6,053,928	$ 5,779,384

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,449,136	1,375,837	4,274,222	4,146,366
Selling, general and administrative expense	185,187	166,787	572,999	552,000
Depreciation and amortization	146,032	141,861	436,217	427,285
Transaction and integration-related expenses	10,433	8,001	34,516	28,970
Restructuring	—	6,197	45,390	32,890

Total costs and expenses	1,790,788	1,698,683	5,363,344	5,187,511

Income from operations	264,311	243,744	690,584	591,873
Interest income	1,273	1,434	3,294	1,727
Interest expense	(83,908)	(63,010)	(255,665)	(154,546)

Income before provision for income taxes	181,676	182,168	438,213	439,054
Provision for income taxes	(18,011)	(21,012)	(41,913)	(48,552)

Income before share of earnings from equity method investments	163,665	161,156	396,300	390,502
Share of losses in equity method investments	—	(1,002)	(383)	(2,643)

Net income attributable to the Group	$ 163,665	$ 160,154	$ 395,917	$ 387,859

Net income per Ordinary Share attributable to the Group:

Basic	$ 1.99	$ 1.96	$ 4.83	$ 4.76
Diluted	$ 1.97	$ 1.94	$ 4.79	$ 4.70

Weighted average number of Ordinary Shares outstanding:

Basic	82,215,627	81,582,375	82,001,500	81,481,686
Diluted	82,972,888	82,493,211	82,737,073	82,473,521

ICON plc

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

	(Unaudited)	(Audited)
	September 30, 2023	December 31, 2022
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$ 313,065	$ 288,768
Available for sale investments	1,954	1,713
Accounts receivable, net of allowance for credit losses	1,850,362	1,731,388
Unbilled revenue	941,884	957,655
Other receivables	121,687	63,658
Prepayments and other current assets	150,193	137,094
Income taxes receivable	42,039	48,790
Total current assets	3,421,184	3,229,066

Non-current Assets:
Property, plant and equipment, net	342,262	350,320
Goodwill	8,982,896	8,971,670
Intangible assets	3,934,673	4,278,659
Operating right-of-use assets	132,319	153,832
Other receivables	52,797	70,790
Income taxes receivable	40,481	21,380
Deferred tax asset	83,095	76,930
Investments in equity- long term	41,790	32,631
Total Assets	$ 17,031,497	$ 17,185,278
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 87,317	$ 81,194
Unearned revenue	1,663,183	1,507,449
Other liabilities	948,829	1,005,025
Income taxes payable	41,518	41,783
Current bank credit lines and loan facilities	130,150	55,150
Total current liabilities	2,870,997	2,690,601
Non-current Liabilities:
Non-current bank credit lines and loan facilities	3,911,522	4,599,037
Lease liabilities	121,424	131,644
Non-current other liabilities	41,661	38,260
Non-current income taxes payable	242,972	239,188
Deferred tax liability	883,887	988,585
Total Liabilities	8,072,463	8,687,315

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
82,326,976 shares issued and outstanding at September 30, 2023 and	6,688	6,649
81,723,555 shares issued and outstanding at December 31, 2022
Additional paid‑in capital	6,924,073	6,840,306
Other undenominated capital	1,162	1,162
Accumulated other comprehensive income	(190,190)	(171,538)
Retained earnings	2,217,301	1,821,384
Total Shareholders' Equity	8,959,034	8,497,963
Total Liabilities and Equity	$ 17,031,497	$ 17,185,278

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

(UNAUDITED)

	Nine Months Ended
	September 30, 2023	September 30, 2022
	(in thousands)
Cash flows from operating activities:
Net income	$ 395,917	$ 387,859
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	436,217	427,285
Impairment of long lived assets	8,845	27,727
Reduction in carrying value of operating right-of-use assets	33,979	35,238
Loss on equity method investments	383	2,643
Acquisition related gain	(6,160)	—
Charge on cash flow hedge	3,335	—
Amortization of financing costs and debt discount	12,485	13,544
Stock compensation expense	47,303	55,703
Deferred taxes	(114,487)	(126,620)
Foreign exchange movements	(7,670)	(52,334)
Other non-cash items	21,966	18,595
Changes in assets and liabilities:
Accounts receivable	(139,096)	(140,760)
Unbilled revenue	14,370	(221,104)
Unearned revenue	158,269	28,352
Other net assets	(144,760)	166,613
Net cash provided by operating activities	720,896	622,741
Cash flows from investing activities:
Purchase of property, plant and equipment	(87,980)	(85,145)
Purchase of subsidiary undertakings	(5,100)	—
Purchase of investments in equity - long term	(10,829)	(1,840)
Sale of available for sale investments	1,611	—
Purchase of available for sale investments	(1,852)	—
Net cash used in investing activities	(104,150)	(86,985)
Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	305,000	25,000
Repayment of bank credit lines and loan facilities	(930,000)	(625,000)
Proceeds from exercise of equity compensation	36,517	28,967
Share issue costs	(14)	(3)
Repurchase of ordinary shares	—	(99,983)
Share repurchase costs	—	(17)
Net cash used in financing activities	(588,497)	(671,036)
Effect of exchange rate movements on cash	(3,952)	(7,775)
Net increase/(decrease) in cash and cash equivalents	24,297	(143,055)
Cash and cash equivalents at beginning of period	288,768	752,213
Cash and cash equivalents at end of period	$ 313,065	$ 609,158

ICON plc

RECONCILIATION OF NON-GAAP MEASURES

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands except share and per share data)

Adjusted EBITDA
Net income attributable to the Group	$ 163,665	$ 160,154	$ 395,917	$ 387,859
Share of equity method investments	—	1,002	383	2,643
Provision for income taxes	18,011	21,012	41,913	48,552
Net interest expense	82,635	61,576	252,371	152,819
Depreciation and amortization	146,032	141,861	436,217	427,285
Stock-based compensation expense (a)	16,465	16,730	47,822	54,843
Foreign currency losses (gains), net (b)	(4,706)	(36,933)	(2,465)	(61,395)
Oncacare (gain) (g)	—	—	(6,160)	—
Restructuring (c)	—	6,197	45,390	32,890
Transaction-related / integration-related costs (d)	10,433	8,001	34,516	28,970
Adjusted EBITDA	$ 432,535	$ 379,600	$ 1,245,904	$ 1,074,466

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income attributable to the Group	$ 163,665	$ 160,154	$ 395,917	$ 387,859
Provision for income taxes	18,011	21,012	41,913	48,552
Amortization	114,573	114,991	343,868	348,118
Stock-based compensation expense (a)	16,465	16,730	47,822	54,843
Foreign currency losses (gains), net (b)	(4,706)	(36,933)	(2,465)	(61,395)
Restructuring (c)	—	6,197	45,390	32,890
Oncacare (gain) (g)	—	—	(6,160)	—
Transaction-related / integration-related costs (d)	10,433	8,001	34,516	28,970
Transaction-related financing costs (e)	4,587	4,356	12,486	13,609
Adjusted tax expense (f)	(49,100)	(47,284)	(142,617)	(142,492)
Adjusted net income attributable to the Group	$ 273,928	$ 247,224	$ 770,670	$ 710,954

Diluted weighted average number of Ordinary Shares outstanding	82,972,888	82,493,211	82,737,073	82,473,521

Adjusted diluted net income per Ordinary Share attributable to the Group	$ 3.30	$ 3.00	$ 9.31	$ 8.62

(a) Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs (inclusive of employer related taxes).

(b) Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

(c) Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organization.

(d) Transaction-related / integration-related costs include expenses/credits associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.

(e) Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.

(f) Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

(g) On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare Limited (“Oncacare”). This gave rise to an acquisition-related gain of $6.2 million. This gain was excluded from adjusted EBITDA and adjusted net income.

ICON plc

http://www.iconplc.com

Contacts

Investor Relations +1 888 381 7923 or

Brendan Brennan Chief Financial Officer +353 1 291 2000

Kate Haven Vice President Investor Relations +1888 381 7923

All at ICON